Filed Pursuant to Rule 424(b)(3)
Registration No. 333-277103

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 26 DATED OCTOBER 7, 2026
TO THE PROSPECTUS DATED APRIL 7, 2025

We are providing this Supplement No. 26 to you in order to supplement our prospectus dated April 7, 2025 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose an updated “Our Portfolio” section.

Our Portfolio

The following disclosure supersedes and replaces the section “Our Portfolio— Resolution Economics”, which first appears on page 100 of the Prospectus,

Resolution Economics

Overview. On January 2, 2020, we, through our wholly-owned subsidiaries, RE Strategic Capital EquityCo, LLC and RE Strategic Capital DebtCo, LLC, acquired a minority interest in Resolution Economics (“ResEcon”) of $10.0 million. Our co-investment in ResEcon was comprised of an approximately $7.1 million common equity investment and a debt investment of approximately $2.8 million in senior secured subordinated notes. Our co-investment was alongside a debt and equity investment from the LMM II Fund. Established in 1998, ResEcon is a specialty consulting firm that provides services to law firms, corporations and government entities in labor & employment and commercial litigation matters. ResEcon provides economic and statistical analysis as well as expert testimony services in class action, multi-plaintiff and single-plaintiff matters alleging wrongful employment practices and focuses on discrimination in recruitment and hiring.

Exit. On October 2, 2026, RE Strategic Capital EquityCo, LLC realized its approximately 7.8% indirect equity ownership interest in ResEcon for net cash proceeds of approximately $29.2 million after transaction-related fees and expenses. The realization was effected in connection with a recapitalization of ResEcon which facilitated the acquisition of our indirect equity interest in ResEcon and repayment of our approximately $2.8 million debt investment in ResEcon in the form of senior secured subordinated notes. In the transaction, our indirect equity interest in ResEcon was acquired by REG Investco, LLC, an entity owned by an affiliate of Levine Leichtman Strategic Capital, LLC, our Sub-Manager, together with ResEcon management and other existing owners of ResEcon.

The terms of the purchase and sale agreement for the transaction were negotiated among related parties and as a result, was not negotiated at arm’s-length with unaffiliated persons. In connection with this transaction, the Company received an opinion from Lincoln International, LLC regarding the fairness to the Company, from a financial point of view only, of the consideration received by the Company. Additionally, a majority of our directors (including a majority of our independent directors) not otherwise interested in this transaction approved the transaction as being fair and reasonable to the Company.